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                                                                  EXHIBIT(a)(8)

                                  PRESS RELEASE

                    FAHNESTOCK VINER HOLDINGS INC. COMMENCES
             TENDER OFFER FOR FIRST OF MICHIGAN CAPITAL CORPORATION

     New York, New York, June 18, 1997. -- Fahnestock Viner Holdings, Inc. ("Fahnestock") (FVH on NYSE and FHV.A on TSE) announced today that FMCC Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of Fahnestock, commenced its cash tender offer for all the outstanding shares of common stock of First of Michigan Capital Corporation ("First of Michigan") (FMG on CSE). Under the tender offer, stockholders who tender their shares will be entitled to receive U.S.$15.00 in cash per share. The tender offer and withdrawal rights are scheduled to expire at 12:00 Midnight, New York City time, on Wednesday, July 16, 1997 unless extended. As previously announced, pursuant to a Stock Purchase Agreement, the Purchaser has agreed to purchase, and certain First of Michigan stockholders have agreed to sell, approximately 57% of the outstanding common stock of First of Michigan, for the same price as the tender.

     The Bank of New York is the depositary for the tender offer. Fahnestock & Co. Inc., is the Dealer Manager and Beacon Hill Partners Inc. is the Information Agent for the tender offer.

     It is expected that Mr. Albert G. Lowenthal, Chairman and CEO of Fahnestock, will be appointed CEO of First of Michigan by its Board of Directors upon completion of the tender offer and closing of the purchase and sale under the Stock Purchase Agreement.

     Fahnestock Viner Holdings Inc., through its principal subsidiary, Fahnestock & Co. Inc., is engaged in securities brokerage and trading and offers investment advisory and related financial services. Fahnestock employs approximately 525 investment executives and operates 49 retail branch offices principally in the U.S. Northeast Midwest and Florida.

     First of Michigan Capital Corporation is engaged in securities brokerage and trading and investment banking. First of Michigan is a member firm of the New York Stock Exchange. First


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of Michigan employs approximately 280 investment executives and operates 34 retail branch offices of which 33 are located in Michigan.

                                    * * * * *
For further information, contact:

Albert G. Lowenthal, Chairman and Chief Executive Officer
Fahnestock Viner Holdings Inc.
(212) 668-8000

Mark Shobe, President
First of Michigan Capital Corporation
(313) 259-2600


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